Exhibit 1.1

Washington Office

Vornado’s Charles E. Smith Division is the largest owner of office space in the Washington, DC area and is the largest landlord to the Federal Government. Vornado made minority investments in Smith in 1997, and then again in 1999, and acquired the remainder on January 1, 2002, so that we now own 100%. Smith today owns 14.0 million square feet, about half of which is located in 26 buildings in Crystal City, Arlington, VA, adjacent to Reagan National Airport, overlooking the Capitol. (8) Mitchell Schear has now completed his first full year as President of Charles E. Smith. He has finished the integration of Smith and Kaempfer and is fully focused on leasing—our Washington office team leased 2,848,000 square feet in 2003. He and David have become quite a team. Mike and I are delighted. When we acquired Smith our underwriting accounted for the fact that its largest tenant, the Patent and Trademark Office (PTO), would be relocating in late 2004 and 2005, vacating approximately 1.9 million square feet in Crystal City. Our underwriting accounted for this both in terms of price (9) — we acquired the portfolio at an above market 10.3% cap rate—and by mentally allocating $75 million for capital expenditures to re-lease these buildings.

The table below shows the move-out schedule of PTO

		2004	2005				2006	2007
(IN THOUSANDS OF SQUARE FEET)	Total	Q4	Q1	Q2	Q3	Q4	Q1	Q4
To be left in service	1,038	247	103	101	188	98	107	194
To be taken out of service	901	690	109	64	—	38	—	—
Total	1,939	937	212	165	188	136	107	194

(8)                 Smith also owns 4.8 million square feet inside the Beltway, including 2.5 million square feet in the I-395 Corridor (Skyline), 1.5 million square feet in the District of Columbia and .8 million square feet in Rosslyn/Ballston and 1.7 million square feet outside the Beltway in Tysons Corner, Reston and Bethesda.

(9)                 Our purchase price for 100% of Smith was $2.45 billion based on a 10.3% cap rate on EBITDA. Same store EBITDA grew at the rate of 5% per annum to $278.7 million in 2003, which we believe would be valued in the current market at a cap rate in the 7s. But even at an 8% cap rate, we have a mark-to-market profit in this investment of approximately $1 billion.

It’s not that simple, however. In this acquisition we issued a security convertible into 5.7 million common shares at $44 and issued 15.6 million operating partnership units at $39. In effect, the sellers who took our shares instead of cash participated to the tune of 14% in the increase in value of the Smith assets and the Vornado assets as well.

Our current financial model of the effect on Vornado’s FFO of PTO’s move-outs and our forecasted subsequent lease-up is based upon (i) an increase in average straight-lined escalated rent from the current $26.61 per square foot to replacement straight-lined rent of $33.50 per square foot, (ii) one year of downtime with a corresponding reduction in variable expenses, and (iii) taking 901,000 square feet out of service for 9–18 months including capitalizing applicable costs.

To summarize:

•                  PTO is moving out of 1,939,000 square feet over the next couple of years. (Recently, the PTO advised us they intend to retain approximately 200,000 square feet through at least 2007.)

•                  We will take 901,000 square feet in the four oldest buildings out of service for modernization that will take 9-18 months. Our capital budget for this is $122 million ($135 per square foot). Our capital budget for the remaining space is approximately $30 million.(10)

•                  We forecast FFO to decline as PTO vacates then rebound as we lease-up as follows

2004 Q4	$(1,500,000)
2005	$(14,300,000)*
2006	$(5,200,000)
2007	$8,900,000
2008	$13,500,000

*                2005 by quarter–Q1 ($3,100,000), Q2 ($3,900,000), Q3 ($4,400,000), Q4 ($2,900,000)

We believe our business is certainly large enough and strong enough to absorb the PTO blip in 2004-2006 without missing a beat.

At the end of the day, we forecast an increase in FFO of $13.5 million from the PTO space—the result of replacing $26.61 per square foot rents with $33.50 per square foot rents. Looking at it another way, we expect about a 9% return on the incremental capital invested.

(10)          Reconciling the $75 million capital budget we underwrote at the time of this acquisition to the current budget of $152 million is a result of changed assumptions. In the original underwriting we projected leasing over one third of the PTO space at about $26 per square foot with minimal capital expenditures.  The current plan is to totally modernize 901,000 square feet to new building standards with a corresponding $7.00 per square foot increase in rent.

And please remember, all this is still a forecast.